UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-1432768

Nevoro Inc.
(Exact name of registrant as specified in its charter)

141 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 3L5, (416) 363-8238
(Address of principal executive offices)

Common Shares
 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☒ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.
On June 10, 2008, Nevoro Inc. (“Nevoro”), a company organized under the laws of Canada, Nevoro Platinum Exploration Inc., a wholly-owned subsidiary of Nevoro (“Subco”) and Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Limited) (“Aurora”) completed a business combination whereby Subco and Aurora merged and continued as one corporation with the same effect as if they were amalgamated, through a court approved statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia). As part of the Arrangement each shareholder of Aurora received one share of Nevoro for each share of Aurora. Under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Act”) Nevoro is a “successor issuer” to Aurora, which previously filed periodic reports under the Act. As Aurora’s securities were registered under Section 12(g) of the Act, the securities of Nevoro were deemed registered under that section and Nevoro incurred the duty to file periodic reports under the Act as of June 10, 2008.

B.
Nevoro, as successor to, and taking into account the reporting history of, Aurora as permitted by Rule 12h-6(d)(2) under the Act, has filed or submitted all reports required under section 13(a) or section 15(d) of the Act and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

Nevoro’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.
Nevoro maintains a listing of its common shares under the trading symbol “NVR” on the Toronto Stock Exchange (“TSX”) located in Canada. The TSX constitutes the primary trading market for Nevoro’s common shares.

B.
The date of initial listing of Nevoro’s common shares on the TSX was September 17, 2007. Nevoro has maintained this listing on the TSX since that date, which is more than 12 months preceding the date of this Form.

C.	During the recent 12 month period beginning November 20, 2007 and ending November 20, 2008 trading on the TSX constituted 99.22% of the trading of the common shares of Nevoro.

Item 4. Comparative Trading Volume Data

A.	Nevoro is relying on Rule 12h-6(a)(4)(i). The first and last days of the recent 12 month period used to meet the requirements of that rule provision are as follows:

(a)	First day is November 20, 2007.

(b)	Last day is November 20, 2008.

B.	The average daily trading volume of the class of securities that is the subject of this Form both in the United States and on a worldwide basis is as follows:

(a)	United States – We estimate that the approximate average daily trading volume of Nevoro’s common shares in the United States on the grey market during such 12 month period was 1,059.

(b)	Worldwide - We estimate that the approximate average daily trading volume of Nevoro’s common shares on a worldwide basis during such 12 month period was 135,700.

C.
We estimate that the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis during such recent 12 month period was 0.78%.

D.
The subject class of securities have never been listed on a national securities exchange or interdealer quotation system in the United States. We have not delisted the subject class of securities from a national securities exchange or interdealer quotation system in the United States.

E.	We have not terminated a sponsored American depositary receipt facility regarding the subject class of securities.

F.	The sources of the trading volume information used for determining whether we meet the requirements of Rule 12h-6 are:

(a)	the Toronto Stock Exchange (www.tsx.com) for trades on the TSX.

(b)	www.stockwatch.com for United States grey market trades.

Item 5. Alternative Record Holder Information

Not Applicable.

Item 6. Debt Securities

Not Applicable.

Item 7. Notice Requirement

A.
The notice, required by Rule 12h-6(h), disclosing Nevoro’s intent to terminate its registration of a class of securities under section 12(g) of the Exchange Act as well as its reporting obligations under section 13(a) or 15(d) of the Exchange Act was published on December 29, 2008. In addition, Nevoro submitted a copy of the notice under cover of a Form 6-K submitted to the SEC on December 29, 2008.

B.	The notice was disseminated in the United States via Marketwire.

Item 8. Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in Nevoro’s primary trading market on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is www.sedar.com.

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(a)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(b)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(c)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Nevoro Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Nevoro Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NEVORO INC.

Date: December 30, 2008	By:	/s/ William Schara
Name: William Schara
Title: President and CEO